SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

BigBand Networks, Inc.

(Name of Subject Company)

BigBand Networks, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

089750509

(CUSIP Number of Class of Securities)

Rob Horton

Sr. Vice President & General Counsel

BigBand Networks, Inc.

475 Broadway Street

Redwood City, California 94063

(650) 995-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Larry W. Sonsini, Esq.

Michael S. Ringler, Esq.

Denny Kwon, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by BigBand Networks, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Amsterdam Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated October 21, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No.1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Arrangements with Executive Officers and Directors of BigBand.

Item 3(a) is amended by adding at the end of such Item the following new subsection:

“Post-Transaction Employment Arrangements

None of BigBand’s directors or executive officers is expected to remain employed with BigBand following the completion of the Offer and the Merger, except for certain executive officers who will remain employed with BigBand for a transition period and for Rajive Dhar, BigBand’s Senior Vice President, Strategic Planning and Corporate Development, who is expected to be the head of BigBand’s operations following the completion of the Offer and the Merger.”

Item 4.	The Solicitation or Recommendation.

(b)	Background.

(1) The carry-over paragraph on pages 13 and 14 within Item 4(b) is amended by replacing the last two sentences of such paragraph with the following:

“Following this strategic discussion, during 2010 management analyzed three potential acquisitions and, as part of that process, prepared and submitted letters of intent to acquire these companies and performed preliminary due diligence with respect to these companies. BigBand, however, was not able to reach a definitive agreement to acquire any of these companies. The first acquisition target declined to pursue a transaction based on the potential range of values upon which BigBand was willing to proceed. BigBand decided not to move forward with an acquisition of the remaining two acquisition targets after conducting a more detailed due diligence investigation.”

(2) The first full paragraph on page 14 within Item 4(b) is amended and restated in its entirety as follows:

“On February 22, 2010, Amir Bassan-Eskenazi, President and Chief Executive Officer of BigBand, had a telephone conversation with a senior executive of Party B to discuss potential opportunities for the two companies to collaborate on technology and product development to compete more effectively in the market. Representatives of the two companies had subsequent meetings and discussions over the next year regarding the possibility of collaborations and partnerships, including partnering with each other on developing and going to market with a joint product solution based on BigBand’s technology and Party B’s equipment. In some of those discussions, the possibility of a business combination transaction was mentioned (including whether BigBand would be the acquiring or acquired company) but not discussed in detail.”

(3) The fourth full paragraph on page 14 within Item 4(b) is amended and restated in its entirety as follows:

“At a meeting of the board of directors on August 11, 2010, the board established a special committee on strategic alternatives (with Mr. Lockwood acting as its chairman) to, among other things, assess mergers and acquisitions opportunities and meet with, select and engage a financial advisor to assist the board in these efforts. With the goal of ensuring that the special committee reflected the perspectives of BigBand’s stockholders and was comprised of individuals with significant financial expertise, the board authorized the appointment of representatives of BigBand’s two largest stockholders, ValueAct and Redpoint Ventures, and a member of the board who had been a chief financial officer of a publicly traded company.”

(4) The first full paragraph on page 15 within Item 4(b) is amended and restated in its entirety as follows:

“Over the next two weeks, representatives of ValueAct conducted due diligence on BigBand through several meetings and discussions with BigBand management. Over the same period, Redpoint Ventures separately conducted preliminary due diligence on BigBand for the purpose of Redpoint Ventures considering whether to join ValueAct in making a joint proposal. Redpoint ultimately declined to pursue a potential acquisition of BigBand, either on its own or jointly with ValueAct.”

(5) The carry-over paragraph on pages 15 and 16 within Item 4(b) is amended by replacing the last two sentences of such paragraph with the following:

“After further deliberation, the board of directors determined to further explore ValueAct’s preliminary indication of interest, provided that ValueAct would (1) express a willingness to meaningfully increase its proposed price, (2) agree not to contact existing or potential customers regarding a potential strategic partnership without board supervision and participation, and (3) agree not to publicly disclose its discussions with BigBand unless and until the parties made further progress on a potential transaction. The board was concerned that allowing ValueAct to contact customers prior to the announcement of any transaction with ValueAct carried significant risk of upsetting existing customer relationships that could irreparably harm BigBand and its ability to execute its strategic operating plan if ultimately BigBand and ValueAct were unable to consummate a transaction. In particular, the board of directors was concerned that if a potential acquiror such as ValueAct were to contact either of the two key customers in connection with a transformative transaction involving BigBand, it would highlight to these two key customers the uncertain state of BigBand’s business and operations (which were in the midst of a sensitive new product sales and technical initiative) and potentially jeopardize BigBand’s ability to execute on its existing strategic operating plan, all before BigBand was able to enter into a definitive agreement providing for a transaction with ValueAct.”

(6) The carry-over paragraph on pages 17 and 18 within Item 4(b) is amended by replacing the last two sentences of such paragraph with the following:

“In addition, the board of directors discussed whether to replace its existing financial advisor with a new financial advisor in light of the recent departure from BigBand’s existing financial advisor of several senior members of its technology investment banking team, including the lead investment banker who had been providing financial advice to BigBand’s board. Because of these departures, the board of directors decided not to continue to utilize the services of its existing financial advisor. The board of directors then considered which of several potential financial advisors to engage. After consideration of multiple financial advisors, the board approved the engagement of Centerview Partners LLC (“Centerview”) to serve as BigBand’s financial advisor going forward in connection with evaluating strategic alternatives. The board selected Centerview based on Centerview’s qualifications, expertise, reputation and knowledge of our business and industry.

(7) The third full paragraph on page 18 within Item 4(b) is amended and restated in its entirety as follows:

“On June 7, 2011, BigBand formally engaged Centerview to be BigBand’s financial advisor in connection with a potential sale of the Company. Following its formal engagement, Centerview began to contact six additional companies that the board of directors and senior management directed Centerview to approach to ascertain those companies’ interest in making a proposal to acquire BigBand. These six additional companies were selected because they were believed to be among the most likely to be interested in acquiring BigBand based on their respective product scope and mix, potential strategic fit with BigBand, and financial resources. Several of these companies, however, declined to pursue a transaction with BigBand. Representatives of BigBand had preliminary discussions with representatives of the remaining companies separately over the next month regarding a possible acquisition of BigBand, but all of these companies ultimately determined not to pursue a transaction with BigBand.”

(8) Page 20 within Item 4(b) is amended by adding the following new paragraphs after the second full paragraph on page 20:

“In connection with its ongoing evaluation of strategic alternatives available to BigBand, at the request of several directors, the board of directors explored a potential liquidation of BigBand in which all or substantially all of BigBand’s assets would be sold and BigBand’s cash (including the proceeds that could be received in such sale) would be distributed to BigBand’s stockholders. A preliminary, hypothetical liquidation analysis was presented at the August 23rd board meeting, which showed that up to $2.37 in cash could potentially be available for distribution to BigBand’s stockholders. This preliminary liquidation analysis was based on numerous assumptions that were subject to ongoing analysis and verification, including a potential value of up to $50 million in a hypothetical future sale of BigBand’s patent portfolio.

In addition, at a meeting of the board of directors on August 31, 2011, the board again considered the patent portfolio analysis of the patent valuation firm (which had been retained by BigBand in connection with the board’s exploration of an alternative business model as a telecommunications-based defensive patent aggregator). This assessment resulted in three value ranges for BigBand’s patent portfolio under three scenarios. The first was a liquidation of the patent portfolio, the value of which was estimated at between $60 million and $75 million. The second was a licensing/subscription model for BigBand’s patent portfolio, which resulted in a net present value of $117 million. The third was potential litigation value that could be generated through enforcement of the patents in the United States over a 1- to 5-year timeframe, which resulted in an estimate of $200 million to $400 million in total gross revenue over a 5-year timeframe. The board then engaged in a discussion regarding the assumptions of this analysis, including whether BigBand could receive a corresponding value for its patent portfolio in a liquidation scenario as the value recently received in a highly publicized auction. In addition, the board discussed the indication of interest from ARRIS when compared to the potential value of the patent portfolio (and the risks inherent in BigBand’s ability to realize the purported value of the patents).

Following the August 31, 2011 discussion, the board of directors instructed the patent valuation firm to work with Ran Oz, founder and former Chief Technology Officer of BigBand, and Mr. Bassan-Eskenazi to see if the parties could reach common ground on the assumptions underlying the valuation assessment. (At a subsequent board meeting, Messrs. Oz and Bassan-Eskenazi expressed skepticism about the ability to realize the value for the Company’s patent portfolio that the patent valuation firm had ascribed.) In the board’s discussion with respect to the assumptions of the valuation report and the inventors’ disagreement with those assumptions, several directors questioned whether BigBand would be able to obtain a purchase price equal to the assumed value of BigBand’s patent portfolio in an actual sale. In order to be better informed as to the potential value of BigBand’s patent portfolio, the board of directors authorized and instructed Centerview to contact certain IP licensing firms to assess their interest in acquiring BigBand’s patent portfolio. (Subsequently, as reported to the board during its meeting on September 9, 2011, representatives of BigBand and Centerview had contacted five IP licensing firms to assess their interest in acquiring BigBand’s patent portfolio. None of these firms were willing to pursue substantive discussions regarding such an acquisition or were willing to enter into a standard non-disclosure agreement before BigBand entered into an exclusive negotiation period with ARRIS. At the September 9th meeting, the board also asked Mr. Lockwood to contact another IP licensing firm to gauge its interest in acquiring BigBand’s patent portfolio. Subsequently, Mr. Lockwood contacted this other IP licensing firm, which did not express a willingness to pursue substantive discussions regarding such an acquisition on the timeline requested by BigBand.)

Ultimately, the board of directors determined that an acquisition by ARRIS offered BigBand’s stockholders the highest price reasonably obtainable when compared with a liquidation of BigBand or other strategic alternatives available to BigBand. Although some directors believed a liquidation of BigBand had the potential to yield more per share than an acquisition by ARRIS, the board weighed this potential against the risks inherent in pursuing a liquidation strategy (namely, that BigBand was unlikely to achieve the full value for its assets when undertaking a liquidation because the value of its assets would likely be impaired when pursuing a liquidation, and because consummating a full liquidation would likely take a long period of time), and in the end, the board of directors concluded the certainty of an acquisition by ARRIS outweighed the risks associated with pursuing a liquidation strategy.”

(9) Page 20 within Item 4(b) is amended by adding the following new paragraph after the second full paragraph on page 20:

“The board of directors convened a regularly scheduled meeting on August 31, 2011. During this meeting, the board reviewed and discussed, among other things, BigBand’s recent operations and financial performance as well as sales and research and development initiatives. As part of its presentation materials, and in the context of considering BigBand’s market position, management suggested that BigBand may not realize full value in a public merger or acquisition transaction at the present time due to product development and marketing timing issues. Following this discussion, the board asked representatives of Centerview to provide an update on the status of discussions with ARRIS. In response, the Centerview representatives indicated that, based on recent discussions, ARRIS was willing to increase its proposal from its range of $1.75 to $2.00 per share, but would not likely accept BigBand’s counter-proposal of $2.75 per share. After discussion, including with respect to the patent valuation firm’s assessment of BigBand’s patent portfolio, several board members indicated they were unwilling to return to ARRIS with a revised counter-proposal lower than $2.75 per share until the board had received additional information regarding the patent portfolio valuation. In addition, the board of directors determined not to renew discussions with Party B or contact Party A or Party C at that time.”

(10) The carry-over paragraph on pages 21 and 22 within Item 4(b) is amended by adding the following as the new fourth sentence of such paragraph:

“Centerview indicated to the board of directors that it would not be able to undertake a liquidation analysis of BigBand.”

(11) The carry-over paragraph on pages 21 and 22 within Item 4(b) is amended by adding the following as the new penultimate sentence of such paragraph:

“Mr. Lockwood offered a potential alternative proposal under which ARRIS would acquire BigBand’s operating business and BigBand would retain its patent portfolio and cash position. Following a discussion of the merits of this potential alternative proposal, a majority of the board determined that it would not be in the best interests of BigBand or its stockholders to pursue Mr. Lockwood’s potential alternative proposal.”

(12) The third full paragraph on page 22 within Item 4(b) is amended and restated in its entirety as follows:

“On October 7, 2011, the board of directors met to review and consider ARRIS’ revised acquisition proposal. Mr. Bassan-Eskenazi began by summarizing for the board his conversation with Mr. Stanzione and the revised acquisition proposal from ARRIS. The board of directors then discussed the strategic alternatives available to BigBand, including remaining a stand-alone public company or liquidating its assets. During this discussion, Mr. Lockwood again reiterated his belief that a liquidation of the assets would likely result in a return to BigBand’s stockholders in excess of $2.24 per share. After further deliberation, however, the board of directors unanimously resolved to proceed with ARRIS’ revised proposal to acquire BigBand for $2.24 per share.”

(d)	Opinion of BigBand’s Financial Advisor.

(1) Selected Companies Analysis. The second full paragraph on page 29 within Item 4(d) is amended by replacing the first sentence of such paragraph with the following paragraphs and tables:

“The following table presents the results of the analysis of the enterprise value as a multiple of estimated calendar year 2011 revenues:

Category	EV/2011E Revenue
25th – 75th Percentiles	0.2x – 0.9x
Median	0.32x
Mean	0.50x
Implied Offer	0.63x

The following table presents the results of the analysis of the enterprise value as a multiple of estimated calendar year 2011 EBITDA:

Category	EV/2011E EBITDA
25th – 75th Percentiles	3.0x – 5.5x
Median	4.9x
Mean	5.9x
Implied Offer	NM

Based on the foregoing, Centerview applied an illustrative range of multiples of 0.2x to 0.9x estimated calendar year 2011 revenues and 3.0x to 5.5x estimated calendar year 2011 EBITDA, in each case, to comparable financial data for BigBand to calculate an illustrative range of implied values per share of Common Stock.”

(2) Discounted Cash Flow Analysis. The fourth full paragraph on page 30 within Item 4(d) is amended and restated in its entirety as follows:

“Centerview performed a discounted cash flow analysis of BigBand based on the internal data for BigBand for years 2011 through 2016. Centerview calculated a present value of the forecasted unleveraged free cash flows of BigBand from October 1, 2011 through December 31, 2016 and determined a terminal value for BigBand using perpetuity growth rates of 2.0% to 4.0%. For purposes of this analysis, BigBand’s unleveraged free cash flows are earnings before interest and taxes, adjusted for taxes, depreciation, capital expenditures and changes in working capital and deferred revenue. Consistent with management’s non-GAAP presentation of earnings in the internal company data, stock-based compensation expense is excluded from earnings before interest and taxes. Centerview then discounted to October 1, 2011 (based on a mid-period discounting convention) the unleveraged free cash flows of BigBand from October 1, 2011 through December 31, 2016, the terminal value for BigBand, and the present value of certain tax attributes (representing the net present value of net operating loss carryforwards, estimated at $4 million to $6 million for purposes of this analysis) as per the internal data, in each case using discount rates ranging from 12.0% to 16.0% (which range was based on a weighted average cost of capital analysis). This analysis resulted in an illustrative range of implied values of approximately $1.50 to $1.65 per share of Common Stock, compared to the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

(e)	BigBand Financial Forecasts.

(1) Case 1. The subsection entitled “Case 1” beginning on page 33 within Item 4(e) is amended and restated in its entirety as follows:

“Case 1

Management prepared the Case 1 financial forecasts, which management subsequently reviewed with the board of directors. The Case 1 financial forecasts were shared with BigBand’s financial advisor at the time and subsequently made available to Centerview and portions of such forecasts were provided, or formed the basis of information provided, to ARRIS during the course of its due diligence review of the Company. A summary of the Case 1 financial forecasts is set forth below, which were updated after the board’s initial consideration of these forecasts to reflect management’s revised forecast for the second half of 2011 based on BigBand’s actual results for the third quarter of 2011:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Revenues	$83	$103	$130	$138	$146	$155

Non-GAAP gross profit	$46	$54	$70	$75	$79	$86
Non-GAAP EBITDA	$(21)	$(10)	$9	$11	$15	$18
Non-GAAP net (loss) income	$(26)	$(15)	$4	$7	$9	$12
Non-GAAP diluted (loss) earnings per common share	$(0.37)	$(0.21)	$0.06	$0.09	$0.12	$0.15

As noted above, the Case 1 financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to BigBand’s business, all of which are difficult to predict and many of which are beyond BigBand’s control. The Case 1 financial forecasts reflect the following significant assumptions:

•	substantial growth in the sale of the Company’s products internationally, including adoption of the Company’s switch digital video solution and the launch of BigBand’s OEM relationships; and

•

timely product delivery and customer adoption of the Company’s next generation solutions (both its next generation quadrature amplitude modulator (QAM) and broadcast video and cable ad insertion solutions (BVS)).

The estimates of non-GAAP gross profit, non-GAAP EBITDA and non-GAAP net (loss) income (and the corresponding estimates of non-GAAP diluted (loss) earnings per common share) included in the Case 1 financial forecasts were calculated using measures which are derived from GAAP, but such estimates were not calculated and are not presented in accordance with GAAP and, therefore, constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC (“Non-GAAP Financial Measures”). BigBand used these Non-GAAP Financial Measures in the Case 1 financial forecasts to enhance its understanding of the Company’s operating performance and improve the Company’s planning and budgeting processes. BigBand believes that the use of these Non-GAAP Financial Measures provides useful information to management and the board of directors regarding financial and business trends relating to BigBand’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of its core operating results.

Under applicable rules and regulations of the SEC, the Company is required to provide an explanation of any Non-GAAP Financial Measures included in the Case 1 financial forecasts and a reconciliation of such Non-GAAP Financial Measures with the most closely related GAAP financial measures. Accordingly, we note the following:

•

The non-GAAP gross profit figures reflected in the Case 1 financial forecasts represent gross profits after making adjustments for stock-based compensation expense. BigBand believes that the non-GAAP gross profit figures reflected in Case 1 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP gross profits are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

•

The non-GAAP EBITDA figures reflected in the Case 1 financial forecasts represent earnings before net interest income, taxes, and depreciation and amortization after making adjustments for stock-based compensation expense and restructuring charges. BigBand believes that non-GAAP EBITDA provides useful information to investors because it is an indicator of the strength and performance of the Company’s ongoing business operations, including the Company’s ability to fund discretionary spending such as capital expenditures and other investments. In particular, management does not use stock-based compensation expense in managing the Company’s operations. While depreciation is considered operating costs under GAAP, this expense primarily represents a non-cash current period costs associated with the use of long-lived tangible and intangible assets. Non-GAAP EBITDA is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

•

The non-GAAP net (loss) income figures (and the corresponding non-GAAP diluted (loss) earnings per common share figures) reflected in the Case 1 financial forecasts represent net (loss) income after making adjustments for stock-based compensation expense, restructuring charges and the benefit from income taxes. BigBand believes that the non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share figures reflected in Case 1 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per share are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

Set forth below are reconciliations of the non-GAAP gross profit figures included in the Case 1 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP gross profit	$46	$54	$70	$75	$79	$86
Stock-based compensation expense	$(2)	$(1)	$(1)	$(1)	$(1)	$(1)
GAAP gross profit	$44	$53	$69	$74	$78	$85

Set forth below are reconciliations of the non-GAAP EBITDA figures included in the Case 1 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP EBITDA	$(21)	$(10)	$9	$11	$15	$18
Net interest income	$1	$1	$1	$2	$2	$2
Depreciation and amortization	$(5)	$(5)	$(5)	$(5)	$(6)	$(6)
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Provision for income taxes	$(1)	$(1)	$(1)	$—	$(1)	$(1)
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(22)	$(2)	$2	$4	$7

Set forth below are reconciliations of non-GAAP net (loss) income included in the Case 1 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP net (loss) income	$(26)	$(15)	$4	$7	$9	$12
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Benefit from income taxes	$—	$—	$—	$1	$1	$1
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(22)	$(2)	$2	$4	$7
GAAP diluted (loss) earnings per common share	$(0.52)	$(0.31)	$(0.02)	$0.02	$0.05	$0.09

(2) Case 2. The subsection entitled “Case 2” beginning on page 34 within Item 4(e) is amended and restated in its entirety as follows:

“Case 2

Management prepared the Case 2 financial forecasts for review with the board of directors, which reflected a potentially slower rate of development of international sales channels and a slower transition to BigBand’s next generation products. A summary of the Case 2 financial forecasts is set forth below, which were updated after the board’s initial consideration of these forecasts to reflect management’s revised forecast for the second half of 2011 based on BigBand’s actual results for the third quarter of 2011:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Revenues	$83	$85	$100	$106	$112	$119
Non-GAAP gross profit	$46	$44	$54	$58	$62	$66
Non-GAAP EBITDA	$(21)	$(17)	$(3)	$—	$3	$7
Non-GAAP net (loss) income	$(26)	$(22)	$(8)	$(4)	$(1)	$3
Non-GAAP diluted (loss) earnings per common share	$(0.37)	$(0.30)	$(0.10)	$(0.06)	$(0.01)	$0.04
Unleveraged free cash flow*	$(4)	$(13)	$(3)	$(2)	$—	$3

*	In order to be consistent with Centerview’s Discounted Cash Flow analysis, 2011 data reflects unleveraged free cash flow for the fourth quarter of 2011 only.

As noted above, the Case 2 financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to BigBand’s business, all of which are difficult to predict and many of which are beyond BigBand’s control. The Case 2 financial forecasts reflect the following significant assumptions:

•	BigBand’s international sales will increase at a slower rate than as reflected in the Case 1 financial forecasts, primarily due to challenges in building robust sales channels outside the U.S.;

•

customer adoption of and migration to next generation architecture (primarily CCAP) will accelerate relative to the assumptions reflected in the Case 1 financial forecasts, as well as the occurrence of delays in the launch of BigBand’s effective OEM channel, both of which will have a correspondingly negative impact on BigBand’s next generation QAM product revenues; and

•

sales of BigBand’s next generation BVS products and related services will be significantly lower than as reflected in the Case 1 financial forecasts, primarily because of the timing of product availability (especially for international markets) and the adoption of BigBand’s next generation ad insertion solution by North American cable operators.

After reviewing the Case 2 financial forecasts in comparison to the Case 1 financial forecasts, the board of directors believed that Case 2 more accurately reflected its view of the Company’s future performance as of that time given the recent negative developments in potential customer bookings that the Company had been experiencing, the increasingly competitive landscape for BigBand’s products and the delays experienced in both the development of international markets for the Company’s products and the transition to the Company’s next generation of products. The board of directors also considered BigBand’s reduced customer bookings forecast for the second half of 2011, which could negatively impact the revenues forecast for 2012. As a result, the board of directors authorized and requested Centerview to use the Case 2 financial forecasts to perform a valuation analysis of the Company in connection with its evaluation of the fairness of the consideration to be paid for Shares in the Offer and pursuant to the Merger.

The estimates of non-GAAP gross profit, non-GAAP EBITDA and non-GAAP net (loss) income (and the corresponding estimates of non-GAAP diluted (loss) earnings per common share) included in the Case 2 financial forecasts were calculated using measures which are derived from GAAP, but such estimates were not calculated and are not presented in accordance with GAAP and, therefore, constitute Non-GAAP Financial Measures. As with the Case 1 financial forecasts, BigBand used these Non-GAAP Financial Measures in the Case 2 financial forecasts to enhance its understanding of the Company’s operating performance and improve the Company’s planning and budgeting processes. BigBand believes that the use of these Non-GAAP Financial Measures provides useful information to management and the board of directors regarding financial and business trends relating to BigBand’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of its core operating results.

Under applicable rules and regulations of the SEC, the Company is required to provide an explanation of any Non-GAAP Financial Measures included in the Case 2 financial forecasts and a reconciliation of such Non-GAAP Financial Measures with the most closely related GAAP financial measures. Accordingly, we note the following:

•

The non-GAAP gross profit figures reflected in the Case 2 financial forecasts represent gross profits after making adjustments for stock-based compensation expense. BigBand believes that the non-GAAP gross profit figures reflected in Case 2 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP gross profits are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

•

The non-GAAP EBITDA figures reflected in the Case 2 financial forecasts represent earnings before net interest income, taxes, and depreciation and amortization after making adjustments for stock-based compensation expense and restructuring charges. BigBand believes that non-GAAP EBITDA provides useful information to investors because it is an indicator of the strength and performance of the Company’s ongoing business operations, including the Company’s ability to fund discretionary spending such as capital expenditures and other investments. In particular, management does not use stock-based compensation expense in managing the Company’s operations. While depreciation is considered operating costs under GAAP, this expense primarily represents a non-cash current period costs associated with the use of long-lived tangible and intangible assets. Non-GAAP EBITDA is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

•

The non-GAAP net (loss) income figures (and the corresponding non-GAAP diluted (loss) earnings per common share figures) reflected in the Case 2 financial forecasts represent net (loss) income after making adjustments for stock-based compensation expense, restructuring charges and the benefit from income taxes. BigBand believes that the non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share figures reflected in Case 2 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per share are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

Set forth below are reconciliations of the non-GAAP gross profit figures included in the Case 2 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP gross profit	$46	$44	$54	$58	$62	$66
Stock-based compensation expense	$(2)	$(1)	$(1)	$(1)	$(1)	$(1)
GAAP gross profit	$44	$43	$53	$57	$61	$65

Set forth below are reconciliations of the non-GAAP EBITDA figures included in the Case 2 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP EBITDA	$(21)	$(17)	$(3)	$—	$3	$7
Net interest income	$1	$1	$1	$2	$2	$2
Depreciation and amortization	$(5)	$(5)	$(5)	$(5)	$(6)	$(6)
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Provision for income taxes	$(1)	$(1)	$(1)	$(1)	$—	$1
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(29)	$(14)	$(10)	$(7)	$(2)

Set forth below are reconciliations of non-GAAP net (loss) income included in the Case 2 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP net (loss) income	$(26)	$(22)	$(8)	$(4)	$(1)	$3
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Benefit from income taxes	$—	$—	$—	$—	$—	$1
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(29)	$(14)	$(10)	$(7)	$(2)
GAAP diluted (loss) earnings per common share	$(0.52)	$(0.40)	$(0.18)	$(0.14)	$(0.09)	$(0.03)

Item 8.	Additional Information.

The subsection entitled “Litigation Related to the Offer and the Merger” beginning on page 43 within Item 8 is amended and restated in its entirety as follows:

“On October 13, 2011, a purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo (the California Court), by an alleged stockholder of BigBand (Bernstein v. BigBand Networks, Inc. et al., Case No. CIV509018). Between October 18, 2011 and October 20, 2011, three additional purported class action lawsuits were filed in the California Court by alleged stockholders of BigBand (Naveh v. Bassan-Eskenazi, et al., Case No. CIV509114, Schnaider v. Bassan-Eskenazi, et al. Case No. CIV509158 and Bushansky v. BigBand Networks, Inc. et al., Case No. CIV509188). On October 24, 2011, the plaintiff in the Naveh lawsuit filed an amended complaint. On October 28, 2011 an additional purported class action lawsuit was filed in the Delaware Court of Chancery (Amir v. Pohl et al., Case No. 6992-VCG). (The Bernstein, Naveh, Schnaider, Bushansky and Amir actions are collectively referred to herein as the “Complaints.”) The Amir plaintiff also filed a motion for expedited discovery and a motion for a preliminary injunction on October 28, 2011. The motion for expedited discovery was withdrawn, without prejudice, on October 31, 2011. The Complaints generally allege the following: (i) that the members of the board of directors breached their fiduciary duties in connection with the Offer and the Merger; (ii) that the board of directors engaged in self-dealing in connection with the Offer and the Merger; (iii) that the board of directors failed to disclose material information related to the Offer and the Merger to BigBand’s stockholders; (iv) that BigBand and ARRIS aided and abetted the purported breaches of fiduciary duty of the board of directors; (v) that the Offer Price is unfair and inadequate; and (vi) that the Offer and the Merger are the result of an unfair and inadequate process. The Complaints seek, among other things, an injunction against the consummation of the Offer and the Merger and rescission of the Merger Agreement to the extent already implemented.

On November 13, 2011, all defendants, including BigBand, entered into a memorandum of understanding (the “MOU”) with the plaintiffs to settle all of the Complaints. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Superior Court of the State of California following notice to BigBand’s stockholders. There can be no assurance that the settlement will be finalized or that the Superior Court of the State of California will approve the settlement. The settlement terms provide that all of the Complaints will be dismissed with prejudice as to all defendants. Further, without agreeing that any of the claims in the Complaints have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, BigBand has agreed pursuant to the settlement terms to make the additional disclosures concerning the Offer reflected above, which supplement the information provided in BigBand’s original Solicitation/Recommendation Statement on Schedule 14D-9 disseminated on October 21, 2011.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BIGBAND NETWORKS, INC.

By:	/s/ Amir Bassan-Eskenazi
Amir Bassan-Eskenazi
President and Chief Executive Officer

Dated: November 14, 2011